MAGNA INTERNATIONAL INC.

337 Magna Drive
Aurora, ON, Canada
L4G 7K1

Telephone: (905) 726-2462
Facsimile: (905) 726-7173
Website: www.magna.com


via EDGAR

April 27, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:  Mr. Michael Fay

RE:   Magna International Inc.
        Form 40-F: For the Year Ended December 31, 2006
        File Number: 001-11444

Dear Mr. Fay:
Thank you for your letter dated April 16, 2007 providing comments on Magna International Inc.'s ("Magna" or the "Company") Form 40-F for the year ended December 31, 2006. Set forth below are the Company's responses to your comments. For your convenience, we have reproduced each of your comments in the order provided, followed by the Company's corresponding response. Title Page

1.  It appears your commission file number should be "001-11444". Please revise.

We will revise the commission file number in future filings to read "001-11444".

Number 5. Controls and Procedures
Disclosure Controls and Procedures

2. Your disclosure here and in the "Annual Report to Shareholders" should also include that information required to be disclosed is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms. Refer to the definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e) and 15d-15(c) for guidance.

We will revise this section in future filings of the Form 40-F to add the following paragraph prior to the existing paragraph:

"The Registrant maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms."

Changes in Internal Controls Over Financial Reporting

3. Your disclosure here and in the "Annual Report to Shareholders" should refer to changes that occurred during the period covered by the report. Refer to General Instruction B.6(e) of Form 40-F for guidance.

We will revise this paragraph in future filings of the Form 40-F and the Annual Report to Shareholders to read as follows:

"There were no changes in the Registrant's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting."

Exhibit 1. Annual Information Form
Item 3. Description of the Business pg. 13
Manufacturing and Engineering pg. 24
Key Commodities pg. 24

4. We note you purchase approximately half of your steel supplies through resale programs operated by automobile manufacturers. Please consider expanding your disclosure in regard to purchases made in this fashion for greater transparency and understanding of these arrangements. For example, consider disclosing the significant terms and conditions of the arrangements, mechanics of the programs, how purchases are arranged and made, economic and cash flow factors involved, and significant accounting issues related to such purchases. Provide us with a copy of your intended expanded disclosure.

A number of the Company's operating divisions participate in Original
Equipment Manufacturer ("OEM") steel resale programs relating to a significant number of different programs and different parts of a vehicle.
OEM steel resale programs involve the OEM purchasing steel for their own direct needs, as well as for the needs of their suppliers in supplying steel-based products for particular programs, then reselling such steel to these suppliers. In so doing, the OEM is able to obtain a lower fixed price for steel due to the larger quantity purchased, as well as guarantee supply and consistency in quality. From a supplier's perspective these arrangements simply represent a fixed price purchase arrangement. Accordingly, we do not believe that it is necessary to provide expanded disclosure related to such arrangements. However, we will in future annual information forms add language to our disclosure consistent with the second, third and fourth sentences of this paragraph.

Exhibit 2. Annual report to Shareholders for the Year Ended December 31, 2006 Management's Discussion and Analysis pg. 6

5. Reference is made to note 22 (Segmented Information) of your financial statements. We note "EBIT" as a percentage of external sales varies significantly between the North America and Europe segments within each period reported. In this regard, please consider expanding the disclosure in the "Overview" section of MD&A to discuss the reasons for the difference. Also consider addressing any known trends, demand and uncertainties that will or are reasonably likely to affect this relationship between the two segments. Provide us with a copy of your intended disclosure.

Magna designs, develops and manufactures automotive systems, assemblies, modules and components for sale to OEMs of cars and light trucks in North America, Europe, Asia, South America and Africa. In addition to its production sales, in Europe the Company assembles complete vehicles for sale to OEMs. EBIT as a percentage of external sales in Europe is lower than that in North America primarily as a result of: (i) generally lower margins earned on production part sales in Europe as compared to North America; (ii) the Company's assembly operations in Europe, since margins as a percentage of sales for complete vehicle assembly sales are generally lower than margins earned on production sales due to the high number of purchased components;
and (iii) higher restructuring and impairment charges, and other unusual items recorded in Europe as compared to North America.

We refer you to the MD&A discussion of EBIT, which provides a detailed discussion of the factors affecting EBIT in each segment and the section of the MD&A entitled "Complete Vehicle Assembly Sales", which discloses: (i) the basis of accounting for these assembly contracts; (ii) a discussion of the impact of these sales on the Company's consolidated sales and operating margin percentage; (iii) the aggregate amount of complete vehicle assembly sales recorded in Europe; (iv) the assembly programs that generate these sales; and (v) complete vehicle assembly volumes. Finally, most of the industry trends, risks and uncertainties discussed in the "Industry Trends and Risks" section of the MD&A apply to both the North America and the Europe segments.

The Company submits that the discussion and analysis in the various sections of the MD&A referenced above provides sufficient disclosure to enable a reader to understand why EBIT as a percentage of external sales varies between North America and Europe.

Notes to Consolidated Financial Statements pg. 39
Note 1. Significant Accounting Policies pg. 39
Research and Development pg. 41

6. In regard to your deferral of development costs, please tell us: a) basis for such treatment under Canadian and U.S. GAAP; b) certain criteria to be met in determining that a future benefit is reasonably certain; c) basis for estimated recovery of the costs; and d) amount deferred at December 31, 2006. Additionally, tell us how you distinguish development costs eligible for deferral from those subject to accounting as preproduction costs related to long-term supply arrangements.

In general, the Company incurs two types of developments costs: (i) pre-production costs related to specific long-term supply arrangements; and (ii) normal course development costs. The Company accounts for these costs under Canadian and U.S. GAAP as follows:

(i)  Pre-Production Costs Related to Long-Term Supply Arrangements

Preproduction costs related to long-term supply arrangements incurred by the Company include:

-  design and engineering costs; and

- design and development costs for moulds, dies and other tools that the Company does not own but will be used to produce production parts under the long-term supply arrangements.

For U.S. GAAP purposes, the Company accounts for these costs in accordance with EITF 99-5 "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements". Specifically:

- Costs incurred (net of customer subsidies) related to design and engineering which are paid for as part of subsequent production piece price amounts are expensed as incurred unless a contractual guarantee for reimbursement exists;
- Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and paid for as part of the piece price amount for, subsequent production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement; and
- Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

As Canadian GAAP does not explicitly address these types of costs, the Company has adopted for Canadian GAAP purposes a policy consistent with the guidance discussed above and therefore no differences exist with respect to this issue between Canadian and U.S. GAAP. The amount of pre-production costs related to long-term supply arrangements with contractual guarantee for reimbursement deferred at December 31, 2006 was $98 million, as disclosed in note 10 (Other Assets) to the 2006 consolidated financial statements.

(ii)  Development Costs

In addition to the pre-production costs described above, the Company incurs non-customer specific development costs (including design and engineering costs) that are not related to specific long-term supply arrangements.

For U.S. GAAP purposes, the Company accounts for these development costs in accordance with FASB Statement No. 2 "Accounting for Research and Development Costs", which states that development costs should be expensed as incurred.

For Canadian GAAP purposes, the Company accounts for these developments costs in accordance with CICA Handbook Section 3450
"Research and Development Costs", which states that development costs should be expensed as incurred, except when all of the following criteria are satisfied:

- the product or process is clearly defined and the costs attributable thereto can be identified;
- the technical feasibility of the product or process has been established;
- the management of the enterprise has indicated its intention to produce and market, or use, the product or process;
- the future market for the product or process is clearly defined or, if it is to be used internally rather than sold, its usefulness to the enterprise has been established; and
- adequate resources exist, or are expected to be available, to complete the project.

When a development project meets the criteria for deferral, as set out above, the development costs should be deferred to the extent that their recovery can be reasonably regarded as assured.

As at December 31, 2006, no development costs qualified for deferral under Canadian GAAP, and accordingly no such costs were deferred on the Company's balance sheet.

Note 17. Financial Instruments pg. 58

7. Please consider disclosing the basis for your belief that the market value exceeds the carrying amount for "investments".

At December 31, 2006, the Company's investments consisted of:

(U.S. dollars in millions)

Equity accounted investments:
     Multimatic Inc. [a]                             $115
     Shin Young Metal Ind. Co. [b]                     22
     Other                                              3
                                                      140
Government securities [c]                              11
Total                                                $151

[a] Multimatic Inc. ("Multimatic") is a privately held automotive supplier that produces mechanical assemblies and automotive components principally for automotive manufacturers and automobile part manufacturers. Because Multimatic is a privately held company, fair value information of Magna's 40% investment therein is not readily available. The Company uses widely accepted valuation methodologies, including transaction multiples and price-earnings techniques to assess the fair value of its equity accounted investments. For the year ended December 31, 2006, Magna's portion of Multimatic's EBITDA was $22 million. Based on 2006 average transaction multiples for automotive suppliers, the fair value of the Company's equity investment in Multimatic was estimated to be approximately $135 million at December
31, 2006. Based on the Company's knowledge of Multimatic, there are no indicators of impairment in the carrying value of the investment at December 31, 2006.

[b] Shin Young Metal Ind. Co. ("Shin Young") is a privately held Korean supplier of major stampings, welded assemblies and tooling for automotive manufacturers and automobile part manufacturers. Because Shin Young is a privately held company, fair value information of Magna's 41% investment therein is not readily available. However, given that the Company's investment in Shin Young was made during 2006, management believes that the fair value of its equity investment in Shin Young approximates carrying value. There are no indicators of impairment in the carrying value of the investment at December 31, 2006.

[c] Pursuant to labour laws and national labour agreements in Austria, the Company is obliged to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service. All lump sum termination and long service payment arrangements are unfunded. Certain Austrian subsidiaries hold fixed income government securities in connection with their unfunded obligations. These investments are traded in public markets in Austria. The variance between the market value and the carrying value of the government securities at December 31, 2006 was not significant.

Since market value information related to the largest component of the Investments line presented in the consolidated balance sheet is not available, the Company has followed CICA Handbook section 3860.78 which provides that "....when it is not practicable within constraints of timeliness or cost to determine the fair value of a financial asset or financial liability with sufficient reliability that fact should be disclosed...." and accordingly disclosed that fair value information for investments is not readily available. However, the Company concurs with the Commission's recommendation and proposes the following expanded disclosure in future filings of the Form 40-F and the Annual Report to Shareholders:

"Investments are comprised primarily of equity accounted investments in privately held companies, the fair value of which is not readily available. Management believes that the fair values of these investments, determined using generally accepted valuation methodologies, are equal to or in excess of their respective carrying values."

Note 21. Contingencies pg. 60

8. The damages of $3.5 billion sought by plaintiffs in the Centoco suit appear to be material to your financial positions and results of operations. In this regard, please consider disclosing the basis for your belief that ultimate resolution of the suit will not have a material adverse effect.

The Company's disclosure regarding the potential resolution of the Centoco claim is based on a preliminary assessment of the value of a decision in the plaintiffs' favour (assuming all defenses to the plaintiffs' claims are rejected and using a multiple of plaintiffs' sales or EBITDA as a general guideline, based on market precedent). Assuming a completely successful claim by the plaintiffs, the amount claimed by it is entirely disproportionate. In any event, the Company has a number of defenses to the plaintiffs' claims and reasonably believes that some or all such defenses should be successful. Other factors have also been considered in drafting the Company's disclosure regarding the Centoco claim, including the fact that the pace at which the plaintiffs have moved the case has been extremely slow, indicating a lack of interest on their part in aggressively pursuing the case. For example, please note that the claim was originally filed in November 1997, yet remains at the stage of discovery almost ten years later. We believe that we will be in a good position to re-evaluate the strength of Centoco's claim after completion of discoveries, and we propose to update our assessment at that time, to the extent that it has changed.

Note 23. United States Generally Accepted Accounting Practices pg. 64

9. We note you lease over half of your manufacturing, product development and engineering facilities, and a majority of your automotive real estate from MI Developments, and that this entity and you are jointly controlled. There is a presumption pursuant to paragraph B10 of FASB Interpretation No. 46R (as amplified by FASB Staff Position No. FIN 46R-5) that such a related party relationship creates an implicit guarantee by you of MI Development's investment and thereby a variable interest for you in MI Developments. In this regard please explain to us your evaluation of this relationship for consolidation pursuant to paragraphs 12 and 13 or 17, as appropriate, of FIN 46R as a reconciling item to U.S. GAAP. Include in your explanation the reliance of MI Development's operations, financial position and cash flows on the business conducted with you (in particular, the proportion of MI Development's revenues generated from business with you and the proportion of its assets available for lease that are leased to you). Additionally, tell us if there are any residual value guarantees, purchase options or similar provisions associated with the leases and the terms and conditions of such provisions.

MI Developments Inc. ("MID") is a publicly traded company that is listed on both the Toronto Stock Exchange ("TSX") and the New York Stock
Exchange. MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties.

The Company leases various manufacturing, product development and engineering facilities from MID. The terms of the lease arrangements between MID and the Company generally provide for the following:

- leases on a "triple net" basis, under which the Company is contractually obligated to pay directly or reimburse MID for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;
-  rent escalations based on either fixed rate steps or inflation;
-  renewal options tied to market rental rates or inflation;
-  environmental indemnities from the Company; and
-  the Company's right of first refusal on sale of the property.

The Company does not have: (i) an equity stake in MID and does not participate in its profits or losses; (ii) any voting rights or similar rights, and therefore cannot make decisions about MID's activities that could have a significant effect on the success of the company; and (iii) an obligation to absorb any of MID's expected losses or returns.
Furthermore, the board of directors of each of MID and the Company is comprised of a majority of independent directors and all transactions between the two companies are subject to review and approval by a committee of independent directors on behalf of each company.

The lease arrangements between the Company and MID are not considered variable interests under paragraph B24 of Interpretation 46(R) because they do not contain explicit guarantees of the residual value of the real estate, purchase options or similar provisions. All leases between the two parties meet the classification requirements for operating leases in accordance with FASB Statement No. 13 "Accounting for Leases" (as amended), and represent only a contractual relationship.

Due to MID's reliance on these arrangements with the Company (the
Company leases all but 5 of the 109 income producing industrial and commercial properties owned by MID), and the relationship between the Company and the controlling shareholder of both entities, the Company has considered whether it holds an implicit variable interest in MID, pursuant to paragraph B10 of FASB Interpretation No. 46R (as amplified by FASB Staff Position No. FIN 46R-5).

Based on fact that: (i) the Company has not guaranteed the controlling shareholder's investment in MID; (ii) the controlling shareholder has not guaranteed any of MID's debt or the residual value of its assets; and (iii) there is no economic incentive for the Company to act as a guarantor or to make funds available to MID, (and in fact the Company has not done so since the spin-out of MID in 2003, and has no plans to do so in the future) the Company has concluded that it does not have an implicit variable interest in MID.

For additional information on the reliance of MID's operations, financial position and cash flows on the business conducted with the Company, we direct the Commission to MID's annual report for the year ended December 31, 2006, filed on Form 40-F and dated March 30, 2006.

10. Please explain to us your consideration of the diluted per share effect of the 7.08% debentures payable at your election in stock at maturity pursuant to paragraph 29 of FASB Statement No. 128 as a reconciling item to U.S. GAAP. Also, tell us if similar treatment exists under Canadian GAAP.

The accounting for the dilutive per share effect, if any, of contracts that may be settled in shares or cash at the issuer's option is consistent under Canadian GAAP and U.S. GAAP. Under FASB Statement No. 128
"Earnings per Share" paragraph 29 and CICA 3500 "Earnings per Share" paragraph 46, the determination of whether the contract must be reflected in the computation of diluted earnings per share is made based on the facts available each period. The guidance presumes that the contract will be settled in common stock and the resulting potential shares included in diluted earnings per share unless past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.

In September 1999, the Company issued the following financial instruments that could be settled, only at the Company's option, in either Magna Class A Subordinated Voting Shares or cash:
-  Euro100 million of 7.08% junior subordinated debentures;
-  Cdn.$165 million of 8.65% Series A Preferred Securities; and
-  U.S.$170 million of 8.875% Series B Preferred Securities.

In September 2004, the Company redeemed all of the Series A and Series B Preferred Securities for cash. Given the financial position of the Company, and consistent with past experience, it is the Company's intention to settle the 7.08% debentures in cash on maturity (September 2009).

As such, the dilutive impact of the 7.08% debentures has not been included in the calculation of diluted earnings per share under Canadian GAAP or U.S. GAAP. Regardless, the dilutive impact per share of the 7.08% debentures would have been $0.02, less than 1% of reported diluted earning per share, for the year ended December 31, 2006.

As requested in your letter dated April 16, 2007, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we will forward a copy of your letter and this response to the Company's audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact me if you have any further questions or comments.


Yours very truly,

signed "Vincent Galifi"

Vincent Galifi
Executive Vice-President and Chief Financial Officer

c.c.  Members of the Magna International Inc. Audit Committee
      J. Brian Colburn, Executive Vice-President, Special Projects and Secretary Patrick McCann, Vice-President and Controller
      Don Linsdell, Ernst & Young LLP